SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a - 16 OR 15d - 16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2006

SkyePharma PLC

(Translation of registrant’s name into English)

SkyePharma PLC, 105 Piccadilly, London W1J 7NJ England

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F    X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                        No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SkyePharma PLC

By:	/s/ Douglas Parkhill
Name:	Douglas Parkhill
Title:	Company Secretary

Date: February 09, 2006

For immediate release	9 February 2006

SkyePharma Plc

Full Terms of Employment for Recent Appointments

LONDON, UK, 9 February 2006 – On 2 February 2006 Dr Argeris (‘Jerry’) Karabelas was appointed as Non-Executive Chairman of the Company. On 6 February 2006 the Company announced the appointment of Frank Condella as Chief Executive and Dr Ken Cunningham in the newly created post of Chief Operating Officer. The terms of their remuneration packages have now been finalised.

The Company has always operated its remuneration policy in light of corporate governance best practice and has consistently provided full and transparent disclosure in its annual Remuneration Committee Reports. In line with the Board’s desire to maintain its position at the leading edge of corporate governance best practice it has decided to disclose the main terms of the remuneration packages provided to these individuals now rather than wait for the publication of the 2005 Report & Accounts.

Remuneration Package

The following table summarises the main elements of the remuneration packages offered to each individual, all of which are in line with the Company’s remuneration policy approved by shareholders at the 2005 AGM:-

Element	Dr Argeris (‘Jerry’) Karabelas	Frank Condella	Dr Ken Cunningham	In line with the Company’s Remuneration Policy Approved by Shareholders at the 2005 AGM
Position	Non-Executive Chairman	Chief Executive	Chief Operating Officer	The Company policy at the request of shareholders was to move from having an Executive Chairman to a Non-Executive Chairman.

Fee / Salary	£76,000	£450,000	£250,000	The fees for the Chairman have been set at the median position compared with the Company’s shareholder approved Comparator Group and are significantly less than those paid to the outgoing Chairman. The salaries for the other two positions have also been set in accordance with the Company’s policy on salaries approved by shareholders at the 2005 AGM.

Element	Dr Argeris (‘Jerry’) Karabelas	Frank Condella	Dr Ken Cunningham	In line with the Company’s Remuneration Policy Approved by Shareholders at the 2005 AGM

Annual Bonus	Not eligible

Participation in the SkyePharma PLC Deferred Share Bonus Plan. Maximum annual bonus potential 100% of salary. 50% of bonus earned is deferred in shares and the pre-tax amount of this bonus is matched on a 1:1 basis, with matching shares released on the third anniversary of the date of award provided:

the executive purchased shares have been retained;

the executive is still employed by the Company; and

subject to the achievement of median comparative total shareholder return over the three year performance period.

There is also a requirement to ensure that the Company’s underlying financial performance is consistent with its total shareholder return performance.

This Plan was originally approved at the 2001 AGM. It was re-approved by shareholders at the 2004 AGM in line with best practice due to a proposed change in its operation. Full details of the Plan are provided in the Remuneration Committee Report contained in the Company’s 2004 Report & Accounts.

Long-Term Share Incentive	Not Eligible

A grant of a maximum of 100% of salary p.a. under the SkyePharma PLC 2004 Long-Term Share Incentive Plan. Awards released three years after the date of grant provided:-

the executive is still employed by the Company; and

subject to the achievement of median comparative total shareholder return over the three year performance period at which point 30% of the award is released with full release at the upper quartile.

There is also a requirement to ensure that the Company’s underlying financial performance is consistent with its total shareholder return performance.

This Plan was originally approved at the 2001 AGM. It was re-approved by shareholders at the 2004 AGM in line with best practice due to a proposed change in its operation. Full details of the Plan are provided in the Remuneration Committee Report contained in the Company’s 2004 Report & Accounts.

Pension Contribution	Not Eligible	17.5% of salary to a defined contribution plan.	This level of pension contribution was approved by shareholders as part of the Remuneration Committee policy approved by shareholders at the 2005 AGM.

Notice Period	1 month	12 months	In line with the Remuneration Committee policy approved by shareholders at the 2005 AGM.

Benefits	None	Standard executive level benefits principally comprising of a company car or allowance and private medical insurance.	In line with the Remuneration Committee policy approved by shareholders at the 2005 AGM.

All Employee Share Plan	Not Eligible	Participation in the Company’s Inland Revenue approved all employee share incentive plan (the SkyePharma PLC International Share Purchase Plan) which allows a maximum annual purchase of £1,500 of shares, which are matched on a 1:1 basis; matching shares being released on the third anniversary of the date of grant provided the employee purchased shares are retained and the employee remains employed by the Company.	Approved by shareholders at the 2002 AGM. Full details of the Plan are provided in the Remuneration Committee Report contained in the Company’s 2004 Report & Accounts.

In line with the Company’s shareholder approved Remuneration Committee Policy to encourage Executives to acquire shares and build up significant shareholdings in the Company, the Company has provided a one-off opportunity set out below to Frank Condella and Dr Ken Cunningham (the Chairman, Dr Argeris (‘Jerry’) Karabelas, has not been provided with any such opportunity).

Both Frank Condella and Dr Ken Cunningham will be offered the following one-off opportunity on joining the Company:

the ability to purchase a maximum of 1/3rd of salary in ordinary Company shares out of their own personal resources. Pursuant to this offer Frank Condella has already purchased 350,000 ordinary shares of the Company at an average price of 40.8929 pence on 7 February 2006;

the Company will provide a maximum of 2 matching shares for every share purchased:-

50% of these matching shares will be released to the relevant Executive on the first anniversary of their grant i.e. a 1:1 match if: he retains the shares he purchased for this period; and remains employed by the Company;

the balance of these matching shares will be released to the relevant Executive on the second anniversary of their grant i.e. a 2:1 match if: he retains the shares he purchased for this period; and remains employed by the Company.

The Remuneration Committee took the following factors in to account in determining this arrangement:

a desire to encourage the new Executives to build up a meaningful interest in the shares of the Company in order to assist them in satisfying the Company’s shareholding requirement;

it is a standard element of compensation packages offered by the Company’s US competitors to provide significant sign-on grants to new executives of options and restricted shares awards which are not subject to any co-investment requirement or corporate performance conditions. This is not considered best practice in the UK. Therefore the Remuneration Committee was required to offer some incentive in order to be competitive taking into account the employment potential for both candidates in the US;

the Remuneration Committee felt that the requirement to make a meaningful investment at their own cost in the Company’s shares demonstrated an immediate commitment by the Executives to the Company and is consistent with the objective of aligning Executives’ and shareholders’ interests; and

comparatively the maximum value of the one-off award of matching shares of 66% of salary is modest.

For further information please contact:

SkyePharma PLC
Michael Ashton, Chief Executive	+44 207 491 1777
Peter Laing, Director of Corporate Communications	+44 207 491 5124
Sandra Haughton, US Investor Relations	+1 212 753 5780

Buchanan Communications	+44 207 466 5000
Tim Anderson / Mark Court
Notes for editors

About SkyePharma

SkyePharma PLC develops pharmaceutical products benefiting from world-leading drug delivery technologies that provide easier-to-use and more effective drug formulations. There are now eleven approved products incorporating SkyePharma’s technologies in the areas of oral, injectable, inhaled and topical delivery, supported by advanced solubilisation capabilities. For more information, visit www.skyepharma.com.

Certain statements in this news release are forward-looking statements and are made in reliance on the safe harbour provisions of the U.S. Private Securities Litigation Act of 1995. Although SkyePharma believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will materialize. Because the expectations are subject to risks and uncertainties, actual results may vary significantly from those expressed or implied by the forward-looking statements based upon a number of factors, which are described in SkyePharma’s 20-F and other documents on file with the SEC. Factors that could cause differences between actual results and those implied by the forward-looking statements contained in this news release include, without limitation, risks related to the development of new products, risks related to obtaining and maintaining regulatory approval for existing, new or expanded indications of existing and new products, risks related to SkyePharma’s ability to manufacture products on a large scale or at all, risks related to SkyePharma’s and its marketing partners’ ability to market products on a large scale to maintain or expand market share in the face of changes in customer requirements, competition and technological change, risks related to regulatory compliance, the risk of product liability claims, risks related to the ownership and use of intellectual property, and risks related to SkyePharma’s ability to manage growth. SkyePharma undertakes no obligation to revise or update any such forward-looking statement to reflect events or circumstances after the date of this release.

END